Associated Banc-Corp

433 Main Street

Green Bay, Wisconsin 54301

January 7, 2026

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Associated Banc-Corp

Registration Statement on Form S-4

File No. 333-292494

Request for Effectiveness

To whom it may concern:

Reference is made to the Registration Statement on Form S-4 (File No. 333-292494) filed by Associated Banc-Corp (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2025, as amended on January 7, 2026 (the “Registration Statement”).

The Company hereby respectfully requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on January 9, 2026, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Nicholas G. Demmo at (212) 403-1381 or NGDemmo@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Demmo when this request for acceleration of effectiveness of the Registration Statement has been granted.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

ASSOCIATED BANC-CORP

By:	/s/ Randall J. Erickson
Name:	Randall J. Erickson
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Nicholas G. Demmo, Wachtell, Lipton, Rosen & Katz